                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of [March], 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F ( X  )                      No  Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes (    )                             No ( X  )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated March 21, 2003. Attached is English language version of the notice.

The following table sets forth the resolutions of the 12/th/ Annual Shareholder's Meeting.


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1. Approval of           The 12/th/ Fiscal Year (Unit: in million Korean won)
   Financial Statements
-----------------------------------------------------------------------------------------------------
   Total Assets                           210,725  Revenues                                    43,577
-----------------------------------------------------------------------------------------------------
   Total Liabilities                       56,847  Ordinary Loss                              -73,390
-----------------------------------------------------------------------------------------------------
   Capital Stocks                          12,463  Net Loss                                   -73,390
-----------------------------------------------------------------------------------------------------
   Total Shareholder's                    153,877  Net Loss per Share                        -597 won
   Equity
-----------------------------------------------------------------------------------------------------
   Outside Auditor's    Clean Opinion
   Opinion
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2. Dividends None
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3. Summary of           1) Appointment
   Directors               of                   Inside Director            Hyung-Yun Lee
                           Directors                                       Soon-Do Kwon

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                                                Outside Director           Yun-Ho Lee
                                                                           (appointed as an Audit
                                                                           Committee member)
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                        2) Outside              Total Directors                                     6
                           Director
-----------------------------------------------------------------------------------------------------
                                                Outside Directors                                   3
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                                                Outside Director's Ratio                          50%
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                        3) Auditor              N/A
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                        4) Audit                Outside                  3 Inside                   0
                           Committee            Directors                  Directors
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4. Agenda               1) Approval of Financial Statements
                           Balance Sheet, Income Statement, Statement of Disposition of Deficit
                           -> Approved as proposed
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                        1) Approval of selective amendments to the
                           Articles of Incorporation
                           -> Approved as proposed
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                        2) Approval of Directors Appointment (Hyung-Yun
                           Lee, Soon-Do Kwon)
                           -> Approved as proposed
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                        3) Approval of Outside Director as a member of Audit Committee (Yun-Ho Lee)
                           -> Approved asproposed
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                        4) Approval of Director's Remuneration Limit
                           -> Approved as proposed
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                        5) Grant of Stock Option
                           -> Approved as proposed
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5. Decision Date        March 21, 2003
   by the 12/th/ Annual
   Shareholder's Meeting
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6. Others               --
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

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

The following table sets forth the summary of approval of Stock Option Plan by the special resolution of the 12/th/ Annual Shareholder's Meeting.


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1. Subject              Company                 Mirae Corporation
   Company
-----------------------------------------------------------------------------------------------------
                        CEO                     Dae-Hoon Chang
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2. Summary              Decision Date           March 21, 2003
   of Stock
   Option
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                        Granted Date            March 21, 2003
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                        Grantees                35 persons
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                        Stock Option Ceiling    18,695,625 common shares
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                        Previously Granted      Common shares              2,535,000
                        Shares
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                                                Preferred shares           -
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                        Granted Shares          Common shares              2,110,000
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                                                Preferred shares           -
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                        Methods                 Issuing New Stock, Treasury Stock or Compensating the
                                                balance between exercise price and market price.
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3. Exercise             Exercise Period         Beginning Date             March 22, 2005
   Condition
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                                                Expiration Date            March 21, 2010
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                        Exercise Price          Common shares              1,217 won
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                                                Preferred shares           -
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4. Others               The modification of exercise price and the number of
                        option granted should comply with stock option contract.
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

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

The following table sets forth the appointment of the outside director of Mirae Corporation.


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1. Profile of            Name                    Yun-Ho Lee
   the Outside
   Director
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
                         Age                     44
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                         Achievement             Mater in Business Administration
                                                in Yon-Sei University
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                         Incumbent               Catered Accountant
                         Position                in Kwang-Jang Accounting Firm
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                         Career                  March 1985 - Attained Catered Accountant
                                                 April 1996 - a member of taxation committee
                                                              in Jam-sil Tax Office
                                                 April 2002 - Kwang-Jang Accunting Firm
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2. Directorship          From March 21, 2003 to March 20, 2006
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3. Reason                New directorship
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4. Decision Date         March 21, 2003
   by the 12/th/ Annual
   Shareholder's Meeting
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5. Whether or not Out-
   side Director         Yes
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6. Others                None
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

The following table sets forth the appointment of a member of the Audit
Committee.


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1. Profile of           Name                    Yun-Ho Lee
   the Auditor
-----------------------------------------------------------------------------------------------------
                        Age                     44
-----------------------------------------------------------------------------------------------------
                        Achievement             Mater in Business Administration
                                                in Yon-Sei University
-----------------------------------------------------------------------------------------------------
                        Incumbent Position      Catered Accountant
                                                in Kwang-Jang Accounting Firm
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                        Career                  March 1985 - Attained Catered Accountant
                                                April 1996 - a member of taxation committee
                                                             in Jam-sil Tax Office
                                                April 2002 - Kwang-Jang Accunting Firm
-----------------------------------------------------------------------------------------------------
2. Auditor's Term       From March 21, 2003 to March 20, 2006
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3. Reason               New auditor
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4. Decision Date by the March 21, 2003
   12/th/ Annual Share-
   holder's Meeting
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5. Infringement upon    None.
   appointing
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6. Others               None
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

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

The following table sets forth the details of investment in KTBiosys Co., Ltd.


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1. Subject              Company Name            KTBiosys Co., Ltd.
   Company
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
                        CEO                     Jae-Ho Yang
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                        Relation to the         Unrelated
                        Company
-----------------------------------------------------------------------------------------------------
                        Capital                 1,100,000,000 won
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                        Issued shares           220,000 shares
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                        Core Business           Biotechnology, including Private Cord Blood Cell
                                                Bank, Stem Cell, etc.
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                        Address                 412C Yon-Sei Engineering Graduate School Campus
                                                Yon-Sei University, 134 Shinchon-Dong,
                                                Seodaemun-Gu, Seoul, Republic of Korea
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2. Investment           Subject item                             KTBiosys's newly Issued common share
   Summary
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                        Total Amount                                                  450,000,000 won
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                        Estimate                                           60,000 shares x @7,500 won
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                        Appraisal Institute                                                       N/A
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                        Invested Shares                                                 60,000 shares
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                        Total shares owned after                                        60,000 shares
                        the investment
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                        Ratio of shareholding                                                  15.97%
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                        Target date of                                                 April 15, 2003
                        Investment
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3. objective of Investment                                                                 Investment
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4. Accumulated Investment Amount                                                    1,450,000,000 won
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   -- Total Capital                                                                12,463,750,000 won
      (As of December 31, 2002)
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   -- Ratio to Capital                                                                         11.63%
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5. Date of Decision                                                                    March 21, 2003
   (by Board of Directors)
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   -- Attendance of Independent                                                                Yes: 2
      Directors                                                                                 No: 1
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   -- Attendance of Auditor                                                                       Yes
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6. Infringement of Fare Trade Rules                                                                No
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7. Total Assets                                                                   210,725,404,921 won
   (As of December 31, 2002)
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


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
8. Others                                       1)  Target date of Investment can be changed.
                                                2)  It's a conditional investment, if revenue of
                                                    Private Cord Blood Cell Bank in KTBiosys is less
                                                    than 5 billion won in 2003, the investment
                                                    should be bought back by KTBiosys.
                                                3)  It's a conditional investment, which Mirae can
                                                    participate in if there is a capital increase in
                                                    KT's in-house venture, Testech Co., Ltd. and
                                                    Yonsei University.
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

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
                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2003

By     MiRi Chung
   ------------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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